FORMIGLI, INC.
895 Pismo St.
San Luis Obispo, CA 93401

January 16, 2015

Via Edgar

Re:          Formigli, Inc.
Registration Statement on Form S-1
Filed October 7, 2014
File No. 333-199193

After careful consideration and To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated January 6, 2015 concerning Formigli, Inc. and Amendment No.1 to Registration Statement on Form S-1 referenced above (the “Company”).

Prospectus Summary, page 6

Company Overview, page 6

1. We note your response to comment 2 in our letter dated November 4, 2014. In this regard, on page 8 you state that you need to raise $500,000 to fully implement your business plan over the next 12 months; however, on page 27 you disclose you will need $50,000 and on page 44 you disclose $585,000. Please reconcile your disclosures.

We have corrected the reference throughout to be $600,000.00 as this is the funding expected to be raised per the offering underlying.  For clarity, however, we intended the reference to be $555,000 being $600,000 less $45,000.00 for registration costs.  Our previous draft identified $29,995 to be allocated for repayment of loans on page 44, which was incorrect.

Description of Business, page 27

2. We note your response to comment 12 in our letter dated November 4, 2014, however it does not appear that the distribution agreement has been filed as an exhibit to the registration statement or that you have revised the prospectus to include a summary of the material terms of the agreement. As previously requested, please file the distribution agreement as an exhibit and revise the prospectus to include a summary of the material terms of the agreement.

We have added appropriate language disclosing the material terms of the contract.  Specifically, we have disclosed that we have an exclusive world wide right to package, sell and market Formigli bicycles with the exception of Italian direct sales from the manufacturer.  Related, we have also added additional language to the risk disclosure on page 8 as it relates to the contract to discuss the risk of multi-jurisdictional disputes related to the contract.

Executive Compensation, page 46

3. We note your response to comment 16 in our letter dated November 4, 2014. Please augment your disclosure in this section to disclose that Ms. Chaffe earns a management fee of $60,000 a year.

The requested disclosure has been added.

Certain Relationships and Related Party Transactions, page 49

4. We refer you to the chart on page 44 provided in connection with your disclosure of future financing. The last item in this chart refers to the repayment of notes. We can find no other reference to notes. Please advise us whether there are notes outstanding and to whom the notes are payable. We may have additional comments when we review your response.

As stated in response to comment #1, we have removed the reference to the repayment of notes as it was incorrectly stated.

Use of Proceeds, page 21

5. In the scenario where you assume 75% of shares being offered will be sold, the uses of net proceeds exceed the total net offering proceeds. Please revise.

We have corrected this both in the chart and the narrative portion.

Part II – Information Not Required in Prospectus, page 51

6. We note you have included the audited financial statements and unaudited interim financial statements as exhibits to Form S-1. Please note the financial statements are required to be included within the prospectus and thus should not be filed as exhibits. Please refer to Item 11 of Form S-1 and revise your filing accordingly.

Although, we fully contend that including the financials as exhibits is in no way prohibited under Item 11 of Form S-1 and our intention was to provide shareholders financial statements separated for clarity of review, we have moved the financials under Item 11 per your request.

Exhibit 99.2

7. Please revise the statements of changes in stockholder’s deficit and statements of cash flows to present separately the three month period ending September 30, 2014 and the inception to date period ending September 30, 2014.

The Company has a fiscal year end of December 31, 2014.  Additionally the Company has elected for early adoption of  the amendment as set out in Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, consolidation, therefore we believe the presentation as originally provided is the correct presentation for both the Statement of Cash Flows and the Statements of Changes in Stockholders' Deficit.   We have not revised the statements.  Should you disagree with our position as presented, we would appreicate your provision of the applicable guidance for further clarity.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Amy Chaffe
Amy Chaffe, Sole Director
Formigli, Inc.